BIO BLAST PHARMA LTD.

35 Ahad Ha’am Street

Tel Aviv 6520206 Israel

April 7, 2014

Via EDGAR

Jeffrey P. Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bio Blast Pharma Ltd.

Amendment No. 1 to Registration Statement on Form F-1

Filed March 17, 2014

File No. 333-193824

Dear Mr. Riedler:

The purpose of this letter is to respond to your letter of March 27, 2014 regarding the above amended registration statement. For your convenience, your comments appear in italics, followed by our responses. We are concurrently filing via EDGAR Amendment No. 2 to the Form F-1. Page references in our response are to Amendment No. 2.

General

1. We note your response to our prior comment 4. For the first graphic on the page after the prospectus cover page, we do not find the context you provided to make the map sufficiently clear to an investor. Specifically, while most of the pinpoints on the map reference a specific institution, the pinpoints for Germany and China are much more general. Without further context, it is unclear why “Absorption Systems” and “Protein labs” would be considered “centers of excellence.” In addition, you have not described your “operation mode” or the nature of collaboration. Please remove this graphic.

We have removed the first graphic on the page after the prospectus cover page.

2. For the second graphic on the page before the table of contents, we note your reference to a Phase 2 clinical trial for SCA3 anticipated in Q3 2014. Please be advised that including reference in a pipeline table to anticipated clinical trials is inappropriate. We also note you have not provided any context or definitions for the terms used in the graphic. Please eliminate the product pipeline table in its entirety. In this regard, we note a similar chart appears on page 2 with context and definitions to enable a prospective investor to understand the presentation.

We have removed the second graphic on the page before the table of contents.

3. We note your response to our prior comment 5. However, we do not find all of the images in your registration statement to be easily readable. Specifically, all of the images on page 66 appear to contain writing that is illegible in their current format. Please remove the images contained on page 66.

We have removed the images contained on page 66.

Business
Product Candidates – Disease background, rationale for treatment…, page 62

4. We note your response to our prior comment 21. However, although you reference the prevalence of many diseases in several different geographic locations, you have not provided a numerical estimate of the number of people for each geographic location that are affected by such disease. For example, you state on page 64 that OPMD “is more prevalent among people of French Canadian origin residing in Canada and in the U.S.,” but you do not include a numerical estimate of the number of people in Canada who are affected by the disease. Please revise your discussion of market potential for each disease to include an estimated number of people affected for each geographical location mentioned.

We have revised our disclosure on pages 62-69 of Amendment No. 2 to include for each disease an estimated number of people affected for each geographical location.

* * *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call our attorney, Shy Baranov (617) 338-2932 of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely,

Bio Blast Pharma Ltd.

By: /s/ Udi Gilboa
Name: Udi Gilboa
Title: Chief Financial Officer

cc, with a marked copy of Amendment No. 2:

Christina De Rosa

Shy Baranov, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP

Oded Har-Even, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP

Joseph Walsh, Troutman Sanders LLP